Exhibit 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. EDT on October 17, 2024.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com.

* SPECIMEN * No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200	VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON
If you would like to vote in person. Please attend the Extraordinary General Meeting to be held on October 18, 2024 at 9:00 a.m. Eastern time at Qilian International Holding Group Limited, No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

2024 Extraordinary General Meeting Proxy Card- Qilian International Holding Group Limited

▼    DETACH PROXY CARD HERE TO VOTE BY MAIL    ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
FOR PROPOSAL 1-6.

1.	As an ordinary resolution, to ratify the Share Consolidation of the Company’s authorized and issued share capital (as specified in the Notice of the Extraordinary General Meeting), at a ratio of one-for-five, which became market effective on June 21, 2024;

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

2.	As an ordinary resolution, to increase the authorized number of Class A Ordinary Shares of the Company to 5,000,000,000, with the Company’s authorized share capital to be increased accordingly from US$833,335 divided into 70,000,000 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares, and 10,000,000 Preferred shares to US$41,916,750.50, divided into 5,000,000,000 Class A Ordinary Shares, 20,000,000 Class B Ordinary Shares, and 10,000,000 Preferred Shares;

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

3.	As a special resolution, to approve the change of the name of the Company to BGM Group Ltd 博美集团有限公司;

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

4.	As a special resolution of each of holders of Class A Ordinary Shares and holders of Class B Ordinary Shares, voted separately, to approve the following changes of the rights, respectively, that: as a special resolution of the holders of Class A Ordinary shares to approve no right of each Class A Ordinary Share to be converted into Class B Ordinary Shares and the increase of the voting rights attached to each Class B Ordinary Shares to one hundred (100) votes on any and all matters on a poll at any general meeting of the Company and as a special resolution of the holders of Class B Ordinary shares to approve the increase of the voting rights attached to each Class B Ordinary Share to one hundred (100) votes on any and all matters on a poll at a general meeting of the Company and that the Class B Ordinary Shares can only be issued to the directors of the Company, the holders of the existing shares in the Company’s share capital, or entities that are wholly owned by such directors of the Company or holders of the existing shares in the Company’s share capital;

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

5.	As a special resolution, second amended and restated memorandum of association of the Company adopted by a special resolution passed on April 19, 2024 and made effective on April 29, 2024 be amended and restated by the deletion in their entirety and by the substitution in their place of the third amended and restated memorandum and articles of association to reflect, inter alias, the Share Consolidation, the Increase of Authorized Class A Ordinary Shares and Authorized Share Capital, the Change of Name and the Changes of Rights to the extent each is effected;

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

6.	As an ordinary resolution, to adjourn the Extraordinary Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

☐ VOTE FOR                              ☐ VOTE AGAINST                              ☐ ABSTAIN

Date	Signature	Signature, if held jointly

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at the right and indicate your new address: ☐

*SPECIMEN*	AC:ACCT9999	90.00

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

Extraordinary Meeting of Shareholders

October 18, 2024

QILIAN INTERNATIONAL HOLDING GROUP LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated September 6, 2024, and hereby appoints _________________________ (insert name) of ___________________________________________(insert address) or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on October 18, 2024, at 9:00 a.m., Eastern time, at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, PRC 610200 (or any postponement or adjournment thereof in respect of the resolutions specified on the reverse), and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATION MADE, BUT IF NO CHOICES ARE INDICATED, THIS PROXY WILL BE VOTED FOR THE PROPOSALS LISTED ON THE REVERSE SIDE AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

☐ Please check here if you plan to attend the Extraordinary General Meeting of Shareholders on October 18, 2024 at 9:00 a.m. Eastern time.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)